Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-199966

Dated February 19, 2016

J.P.Morgan

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JPMorgan Alerian MLP Index ETN

Overview | Performance | Underlying Index | Yield

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Alerian MLP Index Exchange Traded Notes ("ETNs") provide investors a way to gain exposure to midstream energy MLPs. The ETNs pay a variable quarterly coupon linked to the cash distributions paid on the MLPs in the index, less accrued tracking fees[1]. The ETN coupons are reported on Form 1099s and therefore eliminate the administrative burden associated with K-1 forms. Investors can trade the ETNs on the NYSE, Arca exchange or receive a cash payment at the scheduled maturity or upon early repurchase[2], based on the performance of the index less accrued tracking fees and, if applicable, the repurchase fee. The ETNs are senior, unsecured obligations of JPMorgan Chase & Co.

ETN Size Limitation

The ETNs are subject to a maximum issuance limitation of 129,000,000 ETNs, which may cause the ETNs to trade at a premium relative to the indicative note value. Investors that pay a premium for the ETNs could incur significant losses if that investor sells its ETNs at a time when some or all of the premium is no longer present. We issued the remaining 11,050,000 ETNs authorized for issuance on June 19, 2012.

ETN Detail		ETN Market Data	
Ticker	**AMJ**	As of Date	**Feb 18 2016**
Underlying Index	**Alerian MLP Index**	Closing Price[5]	**24.78**
Underlying Index Ticker	**AMZ**	High Price[6]	**25.44**
Issuer	**JPMorgan Chase & Co.**	Low Price[7]	**24.29**
Tracking Fee	**0.85% p.a.**	Closing Intrinsic Note Value[3,8]	**24.80**
Coupons[4]	**Quarterly,Variable**	Current Volume (# Notes)[9]	**3,429,059**
Maturity Date	**May 24 2024**	Average Volume (# Notes)[10]	**7,282,355**
Inception Date	**Apr 02 2009**	Market Capitalization[11]	**$2,948,820,000**
Primary Exchange	**NYSE Arca**	Current Maximum Market Capitalization[12]	**$3,196,620,000**
CUSIP	**46625H365**		

Please review the Footnotes for explanation of the identified terms above

Returns, Standard Deviation and Correlation — View Chart

Underlying Index	3 Month Return	1 Yr Return	3 Yr Return Annualized	Standard Deviation	Correlation
Alerian MLP Index	-20.71%	-41.88%	-11.92%	26.47%	1.00

Please review note 13, 14 and 15 in the footnotes below

Footnote

1. The "Accrued Tracking Fee" for a given coupon period, as more fully described in the relevant market making supplement, represents an amount equal to the Tracking Fee of 0.85% per annum accrued for that coupon period multiplied by the Daily Note Value[13] on the Index Business Day prior to the date of determination, plus the aggregate amounts, if any, by which the previous Accrued Tracking Fees have exceeded the cash distributions, if any, made by the underlying MLPs.

2. Investors may request on a weekly basis that the Issuer repurchase a minimum of 50,000 notes prior to the maturity date, subject to the procedures described in the relevant market making supplement. Early repurchases will be subject to a **Repurchase Fee of 0.125%**, as further described in the relevant market making supplement.

3. The intraday intrinsic note value of the ETNs (the "IV") is meant to approximate the intrinsic economic value of an ETN. The IV calculation will be provided for reference purposes only. It is not intended as a price or quotation, and may not be equal to the payment at maturity or upon early repurchase. ETN Investors should always consult their advisors before purchasing or selling the ETNs, particularly if the ETNs are trading at a premium over the IV. Please see the relevant market making supplement for details.

4. The coupons are based on the cash distributions, if any, paid on the underlying MLPs, less the Accrued Tracking Fee. The coupons are variable and may be zero.

5. The Closing Price means the last trade reported as of the date shown above.

6. The High Price means the highest trade reported on the date shown above.

7. The Low Price means the lowest trade reported on the date shown above.

8. The Closing Intrinsic Value is the last level calculated for the intraday Intrinsic note value on the date shown above. Please see footnote[3] above for further information on the intraday Intrinsic note value of the ETNs.

9. Current Volume means the number of the ETNs traded across all exchanges on the date shown above. The liquidity of the market for the ETNs may vary materially over time. This does not include ETNs held by JPMorgan Chase & Co. or any of its affiliates.

10. Average Volume (or Daily Average Trading Volume) means the average number of the ETNs traded across all exchanges over the 50 trading day period ending on the date shown above. The liquidity of the market for the ETNs may vary materially over time.

11. Market Capitalization means the product of (i) the Closing Price of the ETNs on the date shown above and (ii) the total number of ETNs that have been issued, including any held by JPMorgan Chase & Co. or one of its affiliates.

12. Maximum Market Capitalization means the product of (1) the closing price of the ETNs on the date shown above and (2) 129 million which is the maximum number of ETNs authorized for issuance.

13. The Daily Note Value reflects the cumulative performance of the VWAP level of the index since April 1, 2009.

14. Sources: Reuters, JPMorgan. The values are calculated as of the date shown above. The returns indicated reflect the percentage change over the specified period ending on the date shown above, and are annualized where indicated. The standard deviation and correlation are based on daily logarithmic returns over the past 3 years. Compared to arithmetic returns, logarithmic returns are lower for positive returns and have higher magnitude for negative returns. However, for small return calculations, such as the daily returns set forth in the charts above, the difference is expected to be minimal.

The returns, standard deviations and correlations are provided for informational purposes only. Correlation refers to correlation of the relevant index to the Alerian MLP Index. **The returns are total returns for all the indices which reflect the performance of each index, including dividends, but do not include the Tracking Fee, the repurchase fee or any transaction costs or expenses.** Historical performance of the underlying Index is not indicative of future performance of the underlying Index or the ETNs. There is no guarantee that the Index or the ETNs will outperform any investment strategy.

15. Sources: Reuters, JPMorgan. As of the date shown above. Each of these indices was calculated based on a level for such index set equal to 100 on the date specified as the beginning of the "customtime period" selected above. Historical performance of the underlying Index is not indicative of future performance of the underlying Index or the ETNs. Fluctuations in the Index may be more or less than that for the value of the ETNs. All returns displayed above reflect the index performance including dividends, and are calculated without deducting the Accrued Tracking Fee, repurchase fee or any applicable transaction fees. There is no guarantee that the Index or the ETNs will outperform any alternative investment strategy. Your payment at maturity or upon early repurchase of the ETNs, as more fully described in the relevant pricing supplement, is based on the VWAP Level of the Alerian MLP Index which excludes dividends. The VWAP Level of the Index will most likely differ from its closing level.

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Key Features

Main Benefits:

- Exposure to a portfolio of energy MLPs through a single investment.
- Quarterly coupons based on the cash distributions, if any, paid on the MLPs in the Index, less fees.
- No K-1 forms will be received by investors as a result of their investment in the ETNs. The coupons are reported as ordinary income on Form 1099.
- The ETNs trade on the NYSE Arca.
- There is no leverage to the MLPs in the ETN performance.

Main Risks:

- An investment in the ETNs may result in a loss.
- The ETNs are exposed to the credit risk of JPMorgan Chase & Co.
- The ETNs may not have an active trading market and may not continue to be listed over their term
- The Intraday Intrinsic Value and Daily Note Value are not the same as the closing price or any other trading price of the notes in the secondary market.
- The ETNs are subject to a maximum issuance limitation of 129,000,000 ETNs, which may cause the ETNs to trade at a premium relative to its IIV. Investors that pay a premium for the ETNs could incur significant losses if that investor sells its ETNs at a time when some or all of the premium is no longer present. ETN investors should always consult their advisors before purchasing or selling ETNs, particularly ETNs trading at a premium over their IIV.
- The payment at maturity or upon early repurchase of the ETNs will be based on the VWAP Level of the Index; and not on the closing level of the Index and not to the published intraday Intrinsic Note Value. The VWAP Level of the Index will most likely differ from the closing level of the Index or the IIV or any trading price on the secondary market.
- The coupon payments on the ETNs will be variable and may be zero. The Accrued Tracking Fee reduces the potential coupons and/or the payment at maturity or upon early repurchase.
- The issuer's obligation to repurchase the ETNs is on a weekly basis and is subject to substantial minimum size restrictions.
- You will not know how much you will receive upon early repurchase at the time that you elect we repurchase your ETNs. Early repurchase will be subject to a repurchase fee.
- Potential Conflicts: we and/or our affiliates act as calculation agent for the ETNs and hedge our obligations under the ETNs.
- The risks identified above are not exhaustive. You should also review carefully the related "Risk Factors" section of the relevant product supplement and the "Selected Risk Considerations" in the relevant market making supplement.

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Disclaimer

SEC Legend: JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement, market making supplement and term sheet if you so request by calling toll-free 800-576-3529.
To the extent there are any inconsistencies between this website and the relevant market making supplement, the relevant market making supplement, including any hyperlinked information, shall supersede this website.
Investment suitability must be determined individually for each investor. The financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult their own advisors on these matters.
IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties. The tax consequences of the ETNs are uncertain.

"The Alerian MLP Index and Alerian MLP Total Return Index are trademarks of GKD Index Partners and their use is granted under a license from GKD Index Partners LLC".

S&P does not guarantee the accuracy and/or the completeness of the S&P 500R Index or any data included therein and S&P shall have no liability for any errors, omissions or interruptions therein. S&P makes no warranty, express or implied as to results to be obtained by any person or entity from the use of the S&P 500R Index or any data included therein. S&P makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the S&P 500R Index or any data included therein. Without limiting any of the foregoing, in no event shall S&P have any liability for any special, punitive, indirect or consequential damages (including lost profits), even if notified of the possibility of such damages.

"Standard & Poor's," "S&P" and "S&P 500" are trademarks of the McGraw-Hill Companies, Inc. This website is not sponsored, endorsed, sold or promoted by S&P and S&P makes no representation regarding the advisability of purchasing any of the ETNs.

The Dow Jones Industrial Average SM is a product of Dow Jones Indexes, a licensed trademark of CME Group Index Services LLC ("CME"). "Dow Jones R", "Dow Jones Industrial Average SM", "DJIA SM" and "Dow Jones Indexes" are service marks of Dow Jones Trademark Holdings, LLC ("Dow Jones").

Dow Jones, CME and their respective affiliates do *not:*

- Sponsor, endorse, sell or promote the ETNs.

Recommend that any person invest in the ETNs. IMAGE OMITTEDHave any responsibility or liability for or make any decisions about the timing, amount or pricing of the ETNs. Have any responsibility or liability for the administration, management or marketing of the ETNs. Consider the needs of the ETNs or the owners of the ETNs in determining, composing or calculating the DJIA or have any obligation to do so. Dow Jones, CME and their respective affiliates will not have any liability in connection with the ETNs. Specifically, Dow Jones, CME and their respective affiliates do not make any warranty, express or implied, and Dow Jones, CME and their respective affiliates disclaim any warranty about: The results to be obtained by the ETNs; The accuracy or completeness of the DJIA or its data; The merchantability and the fitness for a particular purpose or use of the DJIA or its data; Dow Jones, CME and/or their respective affiliates will have no liability for any errors, omissions or interruptions in the DJIA or its data; Under no circumstances will Dow Jones, CME and/or their respective affiliates be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if they know that they might occur. Back to Top Copyright © 2015 JPMorgan Exchange Traded | JPMorgan.com| Terms & Conditions